EXHIBIT 3(i)(6)

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF DESIGNATION

OF
SERIES A PREFERRED STOCK
OF

MEDIA SCIENCES INTERNATIONAL, INC.

         MEDIA SCIENCES INTERNATIONAL, INC., a corporation organized and existing under the laws of the State of Delaware (the "Company"),

         DOES HEREBY CERTIFY THAT:

         1.     The name of the corporation is Media Sciences International, Inc.

         2.     The certificate of designation of Series A Preferred Stock of the Company (the "Certificate of Designation") is hereby amended by striking out Article 2 and by substituting for said Article the following new Article 2:

                 2.     Dividends.

                         (a)     Amount. The holders of shares of Series A Preferred Stock shall be entitled to receive dividends on each share of Series A Preferred Stock held at the annual rate of eleven and one-half percent (11.5%). No payments of dividends or deferred dividends shall be made if the Company is in default of its senior lending agreement or if such payment causes an event of default under the senior lending agreement.

                         (b)     Cash Dividends. Dividends on the Series A Preferred Stock shall be paid in cash quarterly in arrears, with the first dividend payment due January 1, 2000. Upon conversion of any share of Series A Preferred Stock pursuant to Section 4, all accumulated but unpaid dividends thereon shall be extinguished. Dividends shall accumulate with respect to any share of Series A Preferred Stock from date of issuance.

                         (c)     Dividends Priority. Unless all dividends shall be declared and paid in cash in full on all outstanding shares of Series A Preferred Stock, no dividends shall be declared or paid on, and no assets shall be distributed or set apart for, any shares of Junior Stock (as defined below) other than distributions of dividends in shares of the same class and series of Junior Stock to the holders of Junior Stock in respect of which such distribution is made.

                          (d)     Junior Stock. "Junior Stock" shall mean (i) each class of the Company's common stock, par value $.001 per share ("Common Stock"), and (ii) each other class or series of the Company's capital stock, whether common, preferred or otherwise, the terms of which do not provide that shares of such class or series shall rank senior to or on a parity with shares of the Series A Preferred Stock as to distributions of dividends and distributions upon the liquidation, winding-up and dissolution of the Company.

                 3.     The amendment of the Certificate of Designation herein certified has been duly adopted at a meeting of the Board of Directors and written consent of the majority of the outstanding Series A Preferred Stock in lieu of a meeting has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

        IN WITNESS WHEREOF, Media Sciences International, Inc. has caused this Certificate of Amendment of the Certificate of Designation to be signed by its President on this 4th day of August, 2003.

Media Sciences International, Inc.

By: /s/ Michael W. Levin Michael W. Levin, President